Condition of Title Guarantee

CLTA Guarantee Form No. 28

Issued by Old Republic National Title Insurance Company

Guarantee Number **CTG 08000497**

SUBJECT TO THE EXCLUSIONS FROM COVERAGE, AND THE GUARANTEE CONDITIONS ATTACHED HERETO AND MADE A PART OF THIS GUARANTEE, OLD REPUBLIC NATIONAL TITLE INSURANCE COMPANY, a Florida corporation, herein called the Company

GUARANTEES

the Assured named in Schedule A of this Guarantee against loss or damage not exceeding the Amount of Liability stated in Schedule A sustained by the Assured by reason of any incorrectness in the Assurances set forth in Schedule A.

Issued through the office of:
Baines Title & Escrow
PO Box 626
Okanogan WA 98840

Authorized Signatory

ORT Form 5314 WA
CLTA Guarantee Form No. 28 06/05/14
Condition of Title Guarantee

OLD REPUBLIC NATIONAL TITLE INSURANCE COMPANY
A Stock Company
400 Second Avenue South, Minneapolis, Minnesota 55401
(612) 371-1111

By ______ *President*

Attest ______ *Secretary*

EXCLUSIONS FROM COVERAGE

Except as expressly provided by the assurances in Schedule A, the Company assumes no liability for loss or damage by reason of the following:

(a) Defects, liens, encumbrances, adverse claims or other matters affecting the title to any property beyond the lines of the Land.

(b) Defects, liens, encumbrances, adverse claims or other matters, whether or not shown by the Public Records (1) that are created, suffered, assumed or agreed to by one or more of the Assureds; or (2) that result in no loss to the Assured.

(c) Defects, liens, encumbrances, adverse claims or other matters not shown by the Public Records.

(d) The identity of any party shown or referred to in any of the schedules of this Guarantee.

(e) The validity, legal effect or priority of any matter shown or referred to in any of the schedules of this Guarantee.

(f) (1) Taxes or assessments of any taxing authority that levies taxes or assessments on real property; or, (2) proceedings by a public agency which may result in taxes or assessments, or notices of such proceedings, whether or not the matters excluded under (1) or (2) are shown by the records of the taxing authority or by the Public Records.

(g) (1) Unpatented mining claims; (2) reservations or exceptions in patents or in Acts authorizing the issuance thereof; (3) water rights, claims or title to water, whether or not the matters excluded under (1), (2) or (3) are shown by the Public Records.

GUARANTEE CONDITIONS

1. DEFINITION OF TERMS

The following terms when used in this Guarantee mean:

(a) "the Assured": the party or parties named as the Assured in Schedule A, or on a supplemental writing executed by the Company.
(b) "Land": the Land described or referred to in Schedule A, and improvements affixed thereto which by law constitute real property. The term "land" does not include any property beyond the lines of the area described or referred to in Schedule A, nor any right, title, interest estate or easement in abutting streets, roads, avenues, alleys, lanes, ways or waterways.
(c) "Mortgage": mortgage, deed of trust, trust deed, or other security instrument.
(d) "Public Records": those records established under state statutes at Date of Guarantee for the purpose of imparting constructive notice of matters relating to real property to purchasers for value and without knowledge.
(e) "Date of Guarantee": the Date of Guarantee set forth in Schedule A.
(f) "Amount of Liability": the Amount as stated in Schedule A.

2. NOTICE OF CLAIM TO BE GIVEN BY ASSURED

An Assured shall notify the Company promptly in writing in case knowledge shall come to the Assured of any assertion of facts, or claim of title or interest that is contrary to the assurances set forth in Schedule A and that might cause loss or damage for which the Company may be liable under this Guarantee. If prompt notice shall not be given to the Company, then all liability of the Company shall terminate with regard to the matter or matters for which prompt notice is required; provided, however, that failure to notify the Company shall in no case prejudice the rights of the Assured under this Guarantee unless the Company shall be prejudiced by the failure and then only to the extent of the prejudice.

3. NO DUTY TO DEFEND OR PROSECUTE

The Company shall have no duty to defend or prosecute any action or proceeding to which the Assured is a party, notwithstanding the nature of any allegation in such action or proceeding.

4. COMPANY'S OPTION TO DEFEND OR PROSECUTE ACTIONS; DUTY OF ASSURED TO COOPERATE

Even though the Company has no duty to defend or prosecute as set forth in Paragraph 3 above:

(a) The Company shall have the right, at its sole option and cost, to institute and prosecute any action or proceeding, interpose a defense, as limited in Paragraph 4(b), or to do any other act which in its opinion may be necessary or desirable to establish the correctness of the assurances set forth in Schedule A or to prevent or reduce loss or damage to the Assured. The Company may take any appropriate action under the terms of this Guarantee, whether or not it shall be liable hereunder, and shall not thereby concede liability or waive any provision of this Guarantee. If the Company shall exercise its rights under this paragraph, it shall do so diligently.
(b) If the Company elects to exercise its options as stated in Paragraph 4(a) the Company shall have the right to select counsel of its choice (subject to the right of the Assured to object for reasonable cause) to represent the Assured and shall not be liable for and will not pay the fees of any other counsel, nor will the Company pay any fees, costs or expenses incurred by an Assured in the defense of those causes of action which allege matters not covered by this Guarantee.
(c) Whenever the Company shall have brought an action or interposed a defense as permitted by the provisions of this Guarantee, the Company may pursue any litigation to final determination by a court of competent jurisdiction and expressly reserves the right, in its sole discretion, to appeal from an adverse judgment or order.
(d) In all cases where this Guarantee permits the Company to prosecute or provide for the defense of any action or proceeding, the Assured shall secure to the Company the right to so prosecute or provide for the defense of any action or proceeding, and all appeals therein, and permit the Company to use, at its option, the name of such Assured for this purpose. Whenever requested by the Company, the Assured, at the Company's expense, shall give the Company all reasonable aid in any action or proceeding, securing evidence, obtaining witnesses, prosecuting or defending the action or lawful act which in the opinion of the Company may be necessary or desirable to establish the correctness of the assurances set forth in Schedule A or to prevent or reduce loss or damage to the Assured. If the Company is prejudiced by the failure of the Assured to furnish the required cooperation, the Company's obligations to the Assured under the Guarantee shall terminate.

5. PROOF OF LOSS OR DAMAGE

(a) In the event the Company is unable to determine the amount of loss or damage, the Company may, at its option, require as a condition of payment that the Assured furnish a signed proof of loss. The proof of loss must describe the defect, lien, encumbrance, or other matter that constitutes the basis of loss or damage and shall state, to the extent possible, the basis of calculating the amount of the loss or damage.

(b) In addition, the Assured may reasonably be required to submit to examination under oath by any authorized representative of the Company and shall produce for examination, inspection and copying, at such reasonable times and places as may be designated by any authorized representative of the Company, all records, books, ledgers, checks, correspondence and memoranda, whether bearing a date before or after Date of Guarantee, which reasonably pertain to the loss or damage. Further, if requested by any authorized representative of the Company, the Assured shall grant its permission, in writing, for any authorized representative of the Company to examine, inspect and copy all records, books, ledgers, checks, correspondence and memoranda in the custody or control of a third party, which reasonably pertain to the loss or damage. All information designated as confidential by the Assured provided to the Company pursuant to this paragraph shall not be disclosed to others unless, in the reasonable judgment of the Company, it is necessary in the administration of the claim. Failure of the Assured to submit for examination under oath, produce other reasonably requested information or grant permission to secure reasonably necessary information from third parties as required in the above paragraph, unless prohibited by law or governmental regulation, shall terminate any liability of the Company under this Guarantee to the Assured for that claim.

6. OPTIONS TO PAY OR OTHERWISE SETTLE CLAIMS: TERMINATION OF LIABILITY

In case of a claim under this Guarantee, the Company shall have the following additional options:

(a) To pay or tender payment of the Amount of Liability together with any costs, attorneys' fees, and expenses incurred by the Assured that were authorized by the Company up to the time of payment or tender of payment and that the Company is obligated to pay.

(b) To pay or otherwise settle with the Assured any claim assured against under this Guarantee. In addition, the Company will pay any costs, attorneys' fees, and expenses incurred by the Assured that were authorized by the Company up to the time of payment or tender of payment and that the Company is obligated to pay; or

(c) To pay or otherwise settle with other parties for the loss or damage provided for under this Guarantee, together with any costs, attorneys' fees, and expenses incurred by the Assured that were authorized by the Company up to the time of payment and that the Company is obligated to pay.

Upon the exercise by the Company of either of the options provided for in 6 (a), (b) or (c) of this paragraph the Company's obligation to the Assured under this Guarantee for the claimed loss or damage, other than the payments required to be made, shall terminate, including any duty to continue any and all litigation initiated by the Company pursuant to Paragraph 4.

7. LIMITATION OF LIABILITY

(a) This Guarantee is a contract of Indemnity against actual monetary loss or damage sustained or incurred by the Assured claimant who has suffered loss or damage by reason of reliance upon the assurances set forth in Schedule A and only to the extent herein described, and subject to the Exclusions From Coverage of this Guarantee.

(b) If the Company, or the Assured under the direction of the Company at the Company's expense, removes the alleged defect, lien or, encumbrance or cures any other matter assured against by this Guarantee in a reasonably diligent manner by any method, including litigation and the completion of any appeals therefrom, it shall have fully performed its obligations with respect to that matter and shall not be liable for any loss or damage caused thereby.

(c) In the event of any litigation by the Company or with the Company's consent, the Company shall have no liability for loss or damage until there has been a final determination by a court of competent jurisdiction, and disposition of all appeals therefrom.

(d) The Company shall not be liable for loss or damage to the Assured for liability voluntarily assumed by the Assured in settling any claim or suit without the prior written consent of the Company.

8. REDUCTION OF LIABILTITY OR TERMINATION OF LIABILITY

All payments under this Guarantee, except payments made for costs, attorneys' fees and expenses pursuant to Paragraph 4 shall reduce the Amount of Liability under this Guarantee pro tanto.

9. PAYMENT OF LOSS

(a) No payment shall be made without producing this Guarantee for endorsement of the payment unless the Guarantee has been lost or destroyed, in which case proof of loss or destruction shall be furnished to the satisfaction of the Company.
(b) When liability and the extent of loss or damage has been definitely fixed in accordance with these Conditions, the loss or damage shall be payable within thirty (30) days thereafter.

10. SUBROGATION UPON PAYMENT OR SETTLEMENT

Whenever the Company shall have settled and paid a claim under this Guarantee, all right of subrogation shall vest in the Company unaffected by any act of the Assured claimant.

The Company shall be subrogated to and be entitled to all rights and remedies which the Assured would have had against any person or property in respect to the claim had this Guarantee not been issued. If requested by the Company, the Assured shall transfer to the Company all rights and remedies against any person or property necessary in order to perfect this right of subrogation. The Assured shall permit the Company to sue, compromise or settle in the name of the Assured and to use the name of the Assured in any transaction or litigation involving these rights or remedies.

If a payment on account of a claim does not fully cover the loss of the Assured the Company shall be subrogated to all rights and remedies of the Assured after the Assured shall have recovered its principal, interest, and costs of collection.

11. LIABILITY LIMITED TO THIS GUARANTEE; GUARANTEE ENTIRE CONTRACT

(a) This Guarantee together with all endorsements, if any, attached hereto by the Company is the entire Guarantee and contract between the Assured and the Company. In interpreting any provision of this Guarantee, this Guarantee shall be construed as a whole.
(b) Any claim of loss or damage, whether or not based on negligence, or any action asserting such claim, shall be restricted to this Guarantee.
(c) No amendment of or endorsement to this Guarantee can be made except by a writing endorsed hereon or attached hereto signed by either the President, a Vice President, the Secretary, an Assistant Secretary, or validating officer or authorized signatory of the Company.

12. SEVERABILITY

In the event any provision of this Guarantee, in whole or in part, is held invalid or unenforceable under applicable law, the Guarantee shall be deemed not to include that provision or such part held to be invalid, but all other provisions shall remain in full force and effect.

13. CHOICE OF LAW; FORUM

(a) Choice of Law: The Assured acknowledges the Company has underwritten the risks covered by this Guarantee and determined the premium charged therefor in reliance upon the law affecting interests in real property and applicable to the interpretation, rights, remedies, or enforcement of Guaranties of the jurisdiction where the Land is located.
Therefore, the court or an arbitrator shall apply the law of the jurisdiction where the Land is located to determine the validity of claims that are adverse to the Assured and to interpret and enforce the terms of this Guarantee. In neither case shall the court or arbitrator apply its conflicts of law principles to determine the applicable law.

(b) Choice of Forum: Any litigation or other proceeding brought by the Assured against the Company must be filed only in a state or federal court within the United States of America or its territories having appropriate jurisdiction.

14. NOTICES, WHERE SENT

All notices required to be given the Company and any statement in writing required to be furnished the Company shall include the number of this Guarantee and shall be addressed to the Company at the office which issued this Guarantee or to the Company at 400 Second Avenue South, Minneapolis, Minnesota 55401-2499, (612) 371-1111.

Schedule A

Order No.		65157-17-CK
Guarantee No.		CTG 08000497
Liability	$	1,000.00
Date of Guarantee		June 30, 2017
Fee	$	527.00

1. Name of Assured:

   HBAA Law

2. The estate or interest in the Land which is covered by this Guarantee is:

   Fee Simple

3. The Land referred to in this Guarantee is described as follows:

   That portion of Lot 1, Dixon Short Plat 2009-07, as per plat thereof recorded under Okanogan County Auditor's file Number 3149505, situated within Section 19, Township 40 North, Range 28 East, W.M., Okanogan County, Washington, lying South of the following described line:

   Commencing at the center of Section 19, a found monument, from which the West quarter corner of said Section 19, a found monument, bears South 88°11'18" West a distance of 2506.33 feet;
   Thence along the East line of Lot 4 of said Dixon Short Plat, South 00°56'36" East a distance of 444.30 feet to a point on the Southern right of way line of the Old Great Northern Railway and the TRUE POINT OF BEGINNING;
   Thence leaving said East line, North 86°58'50" West a distance of 740.60 feet;
   Thence South 85°52'46" West a distance of 245.48 feet;
   Thence South 66°35'25" West a distance of 367.68 feet to a point on the West line of Lot 1 of said Dixon Short Plat and the Terminus of said line.

4. ASSURANCES:

   According to the Public Records as of the Date of Guarantee,

   a. Title to the estate or interest in the Land is vested in:

   Donald D. Dixon and Joanne G. Dixon, husband and wife

   b. Title to the estate or interest is subject to defects, liens or encumbrances shown in Schedule B which are not necessarily shown in the order of their priority.

Schedule B

Order No.		65157-17-CK
Guarantee No.		CTG 08000497
Liability	$	1,000.00
Date of Guarantee		June 30, 2017
Fee	$	527.00

1. General taxes, not including interest, penalties or statutory foreclosure costs for any delinquent accounts, in the following original amounts: (First half due on or before April 30. Last half due on or before Oct 31 of the current year.)

Parcel Number	Year	Tax Assessed	First Half Amount Due	Second Half Amount Due
8814610101	**2017**	**$ 2,171.18**	**$ 1,085.59**	**$ 1,085.59**

NOTE: If tax amounts need to be verified for updates or if interest on delinquent taxes needs to be calculated, please contact the Okanogan County Treasurer's Office at 509-422-7180, or at http//okanoganwa.taxsifter.com

2. Real Estate Contract, including its terms, covenants, conditions and provisions
Dated: April 7, 2016
Recorded: April 8, 2016
Recording No. 3207410
Seller: Donald N. Dixon and Joanne G. Dixon, husband and wife
Purchaser: Green Venture Capital Corporation

3. Right of way easement dated August 21, 1978, in favor of the Public Utility District No. 1 as recorded December 6, 1978, in Reel 22, page 646, under Auditor's File No. 652148.
Rerecorded under Auditor's File No. 655646.

4. Terms and conditions of Right of Way Easement in favor of Public Utility District No. 1 of Okanogan County, State of Washington as more fully disclosed by document recorded June 23, 2009 under Auditor's File No. 3145776.

5. Terms and conditions of Declaration of Covenants, Conditions, Restrictions, and Easements as more fully set forth in instrument recorded October 30, 2009, under Auditor's File No. 3149538.
Omitting any covenant or restriction based on race, color, religion, sex, handicap, familial status or national origin unless and only to the extent that said covenant (a) is exempt under Chapter 42, Section 3607 of the United States Code or (b) relates to handicap but does not discriminate against handicapped persons.

   Amendment of Covenants and Release of Certain Property from Terms of Short Plat and Covenants as more fully disclosed by document recorded December 29, 2010 under Auditor's File No. 3160604.

6. Terms and conditions of Water Well Maintenance Declaration as more fully disclosed by document recorded October 30, 2009 under Auditor's File No. 3149539 and rerecorded November 12, 2009 under Auditor's File No. 3149946.

   Amendment of Well Agreement as more fully disclosed by document recorded December 29, 2010 under Auditor's File No. 3160605.

7. Restrictions, Reservations, Recitals, Dedications and Easements as shown on the face of the plat of Dixon Short Plat.

8. Boundary Line Adjustment recorded December 29, 2010 under Auditor's File No. 3160603.

END OF ITEMS